Offerpad Solutions Inc.

2150 E. Germann Road

Chandler, Arizona 85286

April 24, 2023

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Kibum Park

Re:	Offerpad Solutions Inc. Registration Statement on Form S-3 (Registration No. 333-270994)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-270994) (the “Registration Statement”) of Offerpad Solutions Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 26, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jacob Walsh at (714) 755-2254.

Thank you for your assistance in this matter.

Very truly yours,

OFFERPAD SOLUTIONS INC.

By:	/s/ Benjamin Aronovitch
Benjamin Aronovitch
Chief Legal Officer

cc:	Brian Bair, Offerpad Solutions Inc.

Michael Burnett, Offerpad Solutions Inc.

Drew Capurro, Latham & Watkins LLP

Jacob Walsh, Latham & Watkins LLP